Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions under the New Framework Agreements

References are made to the announcement and circular concerning the Existing Framework Agreements published by the Company on 23 October 2019 and 12 November 2019 respectively, in relation to the Existing Framework Agreements signed by the Company, Sinopec Group and Sinopec Corp.. At the 2019 EGM, the then independent shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the relevant annual caps for the two years ended 31 December 2020, 2021 and the year ending 31 December 2022.

Continuing Connected Transactions under the New Framework Agreements

As the Existing Framework Agreements will expire on 31 December 2022, in order to ensure the normal operation of the Company, the Board resolved on 10 November 2022 to approve (1) the New Mutual Product Supply and Sale Services Framework Agreement and New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp. for a term of three years expiring on 31 December 2025; and (2) the Financial Services Framework Agreement entered into by the Company and Sinopec Group for a term of one year expiring on 31 December 2023.

Listing Rules’ Implications

As of the date of this announcement, Sinopec Corp. and its associates directly and indirectly hold about 50.85% of the issued share capital of the Company and are the controlling Shareholders of the Company. Sinopec Group is the controlling shareholder of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. According to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their associates are connected persons of the Company. Therefore, the transactions among the Group, Sinopec Group and Sinopec Corp. constitute continuing connected transactions of the Company. The Company must comply with the requirements of reporting, announcement and independent shareholders’ approval (if necessary) for such transactions.

In addition, the New Framework Agreements and the Continuing Connected Transactions thereunder must comply with the requirements of non-related directors’ approval and/or independent shareholders’ approval, as well as applicable information disclosure procedures under the Shanghai Listing Rules.

EGM

The Company will convene the EGM to approve the Major Continuing Connected Transactions as well as the associated Proposed Annual Caps. The notice of the EGM will be published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form and circular. Sinopec Corp. and its associates have interests in the Continuing Connected Transactions and will abstain from voting at the EGM.

The Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Continuing Connected Transactions.

The Company has appointed the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps. A circular containing, amongst other things, details of the Major Continuing Connected Transactions, and the letters from the Independent Board Committee and the IFA will be despatched to the H Shareholders on or around 1 December 2022.

1.	INTRODUCTION

References are made to the announcement and circular concerning the Existing Framework Agreements published by the Company on 23 October 2019 and 12 November 2019 respectively, in relation to the Existing Framework Agreements signed by the Company, Sinopec Group and Sinopec Corp.. At the 2019 EGM, the then independent shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the relevant annual caps for the two years ended 31 December 2020, 2021 and the year ending 31 December 2022.

2.	CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW FRAMEWORK AGREEMENTS

2.1	Background

As the Existing Framework Agreements will expire on 31 December 2022, in order to ensure the normal operation of the Company, the Board resolved on 10 November 2022 to approve (1) the New Mutual Product Supply and Sale Services Framework Agreement and New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp. for a term of three years expiring on 31 December 2025; and (2) the Financial Services Framework Agreement entered into by the Company and Sinopec Group for a term of one year expiring on 31 December 2023.

Due to the special nature of the industry and the Company’s business needs, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with Sinopec Group, Sinopec Corp. and their associates for, among other things, the purchase of raw materials, the sale of petroleum products, the sale of petrochemical products, the provision of sales agency services for petrochemical products, etc. The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including Sinopec Group and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services, comprehensive services and financial services. As the Existing Framework Agreements will expire on 31 December 2022 and the Company intends to continue to conduct similar transactions in the future, the Board resolved on 10 November 2022 to approve the New Mutual Product Supply and Sale Services Framework Agreement and New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp., and the Financial Services Framework Agreement entered into by the Company and Sinopec Group, so as to continue such services. The effectiveness of the transactions under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, including the Proposed Annual Caps, is conditional upon the passing of the resolutions at the EGM. The Financial Services Framework Agreement and the transactions under it, including the Proposed Annual Cap, shall comply with the reporting and announcement requirements, but are exempt from the circular and Independent Shareholders’ approval requirements.

2.2	Historical figures and annual caps of the Existing Framework Agreements

			Historical figures			Annual caps
Connected transactions	Products or services	Connected parties	For the year ended 31 December		For the six months ended 30 June		For the year ended 31 December
			(RMB in millions)			(RMB in millions)
			2020	2021	2022	2020	2021	2022
Existing Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	40,645	51,522	38,880	78,453	74,111	78,591
Sale of petroleum products and petrochemical products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas, etc.) and petrochemical products (e.g. butadiene, benzene, ethylene oxide (“EO”), etc.)	Provided to Sinopec Corp. and its associates by the Group	48,077	60,927	30,244	70,113	66,021	71,274
Property leasing	Mainly included leasing of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	Provided to Sinopec Corp. and its associates by the Group	33	35	17	37	37	37
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products and defectives related to the aforementioned five types of products	Provided to the Group by Sinopec Corp. and its associates	105	111	59	166	168	169
Existing Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Group by Sinopec Group and its associates	234	785	706	684	1,074	1,004
Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company	Provided to the Group by Sinopec Group	107	109	53	120	130	140
Financial services	The provision of loan, collection and payment, discount, settlement, entrusted loan and other services	Provided to the Group by an associate of Sinopec Group- Sinopec Finance	2	1	3	200	200	200

As of the date of this announcement, the Company has not exceeded the above annual caps. According to current estimates, the Company believes that the annual caps in 2022 will not be exceeded.

2.3	Details of the New Framework Agreements and the Proposed Annual Caps

The New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement are valid for a term of three years expiring on 31 December 2025; and the Financial Services Framework Agreement is valid for a term of one year expiring on 31 December 2023:

Connected transactions	Products or services	Contracting parties	Transaction parties	Proposed Annual Caps For the year ending 31 December
				(RMB in millions)
				2023	2024	2025
New Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods		Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	121,171	124,513	119,847
Sale of petroleum products and petrochemical products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.), petrochemical products (e.g. butadiene, benzene and EO etc.)	The Company, Sinopec Group and Sinopec Corp	Provided to Sinopec Corp. and its associates by the Group	91,003	93,169	93,873
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products and defectives related to the aforementioned five types of products		Provided to the Group by Sinopec Corp. and its associates	212	216	219

Connected transactions	Product or services	Contracting parties	Transaction parties	Proposed Annual Caps For the year ending 31 December
				(RMB in millions)
				2023	2024	2025
New Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant		Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	1,548	1,542	1,549
Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company		Provided to the Group by Sinopec Group	120	130	140
Property leasing	Mainly included leasing of certain housing unitsat Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	The Company, Sinopec Group and Sinopec Corp	The Group provided to Sinopec Corp. and its associates	42	43	44
Comprehensive services	Training services and other related or similar services; Infrastructure, application software and other information systems as well as necessary support and services related thereto; Financial, human resources and information technology sharing services		Provided to the Group by Sinopec Group and its associates	58	49	52
Financial Services Framework Agreement
Financial services	The provision of loan, collection and payment, discount, settlement, entrusted loan and other services	The Company and Sinopec Group	Provided to the Group by an associate of Sinopec Group - Sinopec Finance	200	—	—

Comprehensive services is the new category of Continuing Connected Transactions between the Group and Sinopec Group from 2023 to 2025. The historical figures of comprehensive services for each of the two years ended 31 December 2021 and six months ended 30 June 2022 were RMB28,557.4 thousand, RMB31,287.7 thousand and RMB7,158.6 thousand respectively.

2.4	The connected persons and their relationships

As at the date of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling Shareholder of the Company. Sinopec Group is the controlling shareholder of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. Therefore, according to the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their respective associates are all connected persons of the Company.

The relationship among Sinopec Group, Sinopec Corp. and Company, as well as the de facto controller of the Company are set out below:

*	Includes 767,916,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected subsidiary of the Company pursuant to Rule 14A.16 of the Hong Kong Listing Rules.

2.5	Reasons for and benefits of the Continuing Connected Transactions, pricing policies and the calculation basis of the Proposed Annual Caps

2.5.1 Purchase of raw materials

Reasons and benefits: The Group produces over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products. The Company has also been utilising the crude oil reserves of Sinopec Group by borrowing and purchasing crude oil from Sinopec Commercial Reserve Co., Ltd. (“Sinopec Reserve”) according to the Company’s production plans, stocks of crude oil and predictions on the market.

As the Group does not possess reserves of crude oil and other raw materials, it is necessary for the Group to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Group may only purchase crude oil from licensed crude oil suppliers. Sinopec Group, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Co., Ltd. and Sinopec Reserve) are licensed crude oil suppliers. In addition, Sinopec Group, Sinopec Corp. and their associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Group’s production site. The Company considers that using the pipelines and facilities of Sinopec Group, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduces storage and transportation costs of crude oil.

The Group has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum & Chemicals Co., Ltd., Shanghai SECCO Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Group, and therefore have a material adverse impact on the Group’s production of its petroleum products and petrochemical products. The Group has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Group to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and predictions on market demand.

Accordingly, the Board is of the view that reliability and stability of supply of raw materials are crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase and borrowing of raw materials from or via Sinopec Group, Sinopec Corp. and their associates.

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via Sinopec Group, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

In particular:

As at the date of this announcement, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via Sinopec Group, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

The price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices at which Sinopec Corp. and its associates acquire crude oil from the open market plus an agency fee. The agency fee is determined in accordance with prevailing market commission rates for agency purchases of crude oil from the open market and the actual transaction amounts. The Company closely tracks the market and chooses the type and quantity of crude oil on its own, leaving the price to be decided by the market.

The FOB of crude oil purchased from Sinopec Group and its associates (such as Sinopec Reserve) is determined by the average import FOB of that type of crude oil one month before crude oil is planned for delivery from stocks (pricing month); the freight is determined by the average freight of Sinopec Group and its associates in the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of the costs of purchase such as CIF, miscellaneous delivery expenses, insurance expenses and taxes for the same type of the borrowed crude oil in the month of borrowing the crude oil (borrowing month), and the interest of the fee is calculated on the basis of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The price of other petrochemical raw materials (other than crude oil) purchased from Sinopec Group, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

The price of other raw materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of purchases of raw materials from or via Sinopec Group, Sinopec Corp. and their associates;

(b)

considering the significant fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of exchange rate and speculative funds in the international capital market;

(c)	the Company’s estimate of its business growth;

(d)	the Company’s estimate that the exchange rate of RMB to USD may fluctuate in the future;

(e)

Based on the crude oil prices in recent years (the average price of Brent crude oil on the InterContinental Exchange for 2019-2021 was USD64.18/barrel, USD43.18/barrel and USD70.52/barrel, respectively) and with reference to the projections by various professional institutions, the Proposed Annual Caps are determined on the Brent crude oil price of USD104/barrel for the three years ending 31 December 2023, 2024 and 2025 (which are the average projections by the professional institutions) and the estimated exchange rate of USD1:RMB7.40; and

(f)

The Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. Construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

2.5.2 Sale of petroleum products and petrochemical products

Reasons and benefits: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Group is only allowed to sell petroleum products to companies with the licenses to sell and purchase petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc.. Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. Hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates. In addition, Sinopec Corp. and its associates own widespread sales network for petroleum products and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products to Sinopec Corp. and its associates would help the Company benefit from their solid commercial network and improve the Company ’ s competitiveness. In addition to sale of petroleum products, the Company had in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene and EO etc., to Sinopec Corp. and its associates.

The Company is of the view that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged storage of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can promote the retention of the existing product users and the development and market expansion for the products of the Group.

Therefore, the Board is of the view that it is in the overall interests of the Company and its Shareholders as a whole to continue to sell petroleum products and petrochemical products to Sinopec Corp. and its associates at market prices.

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

In particular:

(i)	State tariffs and State’s guidance prices

The price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

The government pricing for different products is determined based on the following:

Types of product with State tariffs or State’s guidance prices	Primary basis for pricing
Petroleum products (Gasoline, diesel)	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge 【 2016 】 No.64) (《進一步完善成品油價格形成機制有關問 題 的 通 知 》 ( 發 改 價 格 【 2016 】 64 號 )) issued by the National Development and Reform Commission on 13 January 2016 and the Rules for Pricing of Petroleum Management Method 《 石 油 價 格 管 理 辦 法 》 issued on the same day, and the Notice on the Implementation of Periodic Price Subsidies after the International Oil Price Reaches the Upper Control Limit (Cai Jian 【2022】No. 185) (《關於做好國際油價觸 及調控上限後實施階段性價格補貼有關工 作 的 通 知 》 ( 財 建 【 2022 】 185 號 )) issued by the Ministry of Finance and the National Development and Reform Commission on June 14, 2022, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be State’s guidance prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, shall be State tariffs. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the information on adjustments by information release.

Jet fuel	According to the Circular of the National Development and Reform Commission on the Market Price of Jet Fuel (Fa Gai Jia Ge 【2015】 No.329)(《國家發展改革委關於航空煤油出廠 價格市場化改革有關問題的通知》(發改價格 【 2015 】 329 號 issued by the National Development and Reform Commission on 15 February 2015, the price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market.

(ii)	Prevailing market prices

As at the date of this announcement, there are no applicable State (central and local 11 governments) tariffs or guidance prices in relation to the petrochemical products sold by the Company. The price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Sinopec Corp. and its associates will settle payment for their purchases of the petroleum products and petrochemical products by way of cash in accordance with the payment terms set out in each of the individual contracts.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates; and

(b)

with the significant fluctuation of crude oil prices in the last few years, the Company considers the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of exchange rate and speculative funds in the international capital market. The consequential fluctuations on the cost of petroleum products and petrochemical products will in turn bring up the uncertainty in transaction prices.

2.5.3	Agency sale of petrochemical products

Reasons and benefits: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis. Trading, distribution and marketing of the Group’s products are important elements in the success of the business of the Group. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peer competition and further improve the Company’s bargaining position with customers.

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates for the agency sale of the Company’s petrochemical products are based on the number of products for agency sale with reference to the prevailing market commission rates.

The Company will pay the commissions by cash generally on a monthly basis.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates; and

(b)	the Company’s estimate of the change in the production volume of petrochemical products.

2.5.4	Construction, installation and engineering design services

Reasons and benefits: In order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed designs and implementation of such designs are carried out by external service providers. Since the Company’s initial public offering on 6 July 1993, the Group has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Ningbo Engineering Company of Sinopec and Sinopec Shanghai Engineering Co., Ltd., most of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd.

The Company is of the view that Sinopec Group and its associates have consistently been able to meet the Company’s stringent demands for highly technical design as well as construction and installation specifications, and timely delivery of services. As the Company considers that having reliable and co-operative service providers is important and beneficial to the Company, obtaining services from Sinopec Group and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from Sinopec Group and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the fees payable to Sinopec Group and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions. Due to the unique nature of engineering design services, it may not be feasible to obtain quotations from more than two independent service providers and the Group will refer to the prices of at least two transactions of similar nature. Following receipt of the quotation, the Group will compare and negotiate the price and terms of the quotation on an arm’s length basis, and select service providers by taking into account of factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and qualifications and relevant experiences of the service providers.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the provision of construction, installation and engineering design services by Sinopec Group and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development;

(c)

the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC. For each of the two years ended 31 December 2020 and 2021 and for the six months ended 30 June 2022, China’s GDP growth was 2.3%, 8.1% and 2.5%, respectively, while the CPI was 2.5%, 0.9% and 1.7%. China’s labor costs have increased year by year. In determining the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025, the Company estimates that the market price of construction, installation and engineering design services will further increase due to the expected economic growth and inflation in China; and

(d)

The Company plans to construct projects on Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects from 2023 to 2025 are expected to be over RMB1.3 billion/year. The implementation of the abovementioned projects is subject to the approval of relevant PRC government authorities.

2.5.5	Petrochemical industry insurance agency services

Reasons and benefits: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by Sinopec Group for the property insurance cover on the operation of the Company. Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for Sinopec Group to provide captive insurance services to its affiliates. The Company is of the view that maintaining a suitable insurance coverage for the Company’s operation is important and will minimise the Company’s risk exposure. Obtaining insurance services from Sinopec Group allows the Company to secure essential insurance coverage for its operation and is therefore beneficial to the Company.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the premium payable to Sinopec Group and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant regulations promulgated by the Ministry of Finance and Sinopec Group (including the Safety Production Insurance Fund Document jointly issued in 1997 by the Ministry of Finance and the former Sinopec Group) and based on the valuation of the fixed assets and the assets list of the Company. Under the Safety Production Insurance Fund Document, the Company pays the insurance premium twice a year by cash, representing the maximum of 0.2% of the average inventory value in the previous six months and the value of fixed assets of the Company (according to statutory requirements by the Chinese government) after deduction of certain items which are not covered by the captive insurance.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the provision of petrochemical industry insurance services by Sinopec Group; and

(b)	the Company’s estimate of the change in the value of its facilities in view of the Company’s existing and future development.

2.5.6	Property leasing

Reasons and benefits: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background.

Part of the property is leased to Sinopec Corp. and its associates. Taking into account of (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. has a long-term stable demand for property leasing services, the Board proposed that the Company should continue to lease the property to Sinopec Corp. and its associates in the future.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced with reference to the then prevailing market prices and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, the Company will refer to the rental of commercial properties that are of the same grade as and are close to Huamin Empire Plaza in the same district.

The Company will generally receive rent by cash in accordance with the payment terms set out in the individual lease agreement.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

2.5.7	Comprehensive services

Reasons and benefits: Since establishment, the Company has been receiving cultural and educational training services from Sinopec Group, including training courses for vocational skills and training seminars for management skills. The Company is of the view that this will benefit the professional development of employees. Sinopec Group has a huge global supplier network and an advanced informatization platform, which is of great significance for the Company to find excellent suppliers and save procurement costs. In addition, the Company will accept professional support services related to finance, human resources and information technology sharing services provided by Sinopec Shared Services Co., Ltd., which will help the Company further improve management refinement and operational efficiency.

Pricing Policies:

(a)

The agreement price is applicable to culture, education, training services and other related or similar services; Infrastructure, application software and other information systems as well as necessary support and services related to them. The agreement price shall be determined by reasonable cost plus reasonable profit. The supplier shall provide the cost list determined by the actual cost of services provided by Sinopec Group. The buyer shall negotiate and verify the reasonable cost through the comparable average cost of similar enterprises in adjacent areas to determine the price of connected transactions. When determining the reasonable profit of any comprehensive service under this agreement, the management shall refer to at least two comparable transactions with independent third parties in the same period. Once the price of connected transaction is signed, it shall not be changed unilaterally without authorization;

(b)

The agreement price is applicable to financial, human resources and information technology sharing services. The reasonable cost is determined on the basis of FTE (full-time employment equivalent). At the current stage, the cost and taxes are taken as the benchmark, and the profit margin is controlled within a reasonable range to determine the price of shared services. Once the price of connected transaction is signed, it shall not be changed unilaterally without authorization.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	The audited actual costs of culture, education and training in 2021 provided by Sinopec Group;

(b)

The annual fees to be paid for miscellaneous services such as information system services provided by Sinopec Group, including ERP system maintenance fees, OA office system fees, contract management system fees, archives and web portal service fees, infrastructure (including servers) maintenance fees, etc. Such fees are based on the market price of such services; and

(c)	According to the Company’s future development plan and project planning, the costs related to financial, human resources and information technology sharing services are expected to increase further.

2.5.8	Financial services

Reasons and benefits: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and China Banking and Insurance Regulatory Commission (“CBIRC”) and is an associate of Sinopec Group. The Company has been obtaining from Sinopec Finance certain financial services including settlement services, loan services, financing lease services, bill acceptance or discounting services, guarantee services, and any other services provided by Sinopec Finance as approved by the CBIRC.

The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. Through this transaction, the Company is able to obtain timely financial services, such as loan facilities, discounted notes, settlement services and so forth. In addition, the customized preferential policies save financial expenses of the Company and increase the settlement efficiency among Sinopec companies, thereby ensuring fund security within the system and reducing risks posed to the fund of the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing Policies: The fees payable by the Company to Sinopec Finance under the Financial Services Framework Agreement will be no less favourable than the applicable fees specified by the PBOC and the CBIRC for the relevant services from time to time. If neither the PBOC nor the CBIRC has specified a fee or charge for a particular service, the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. In determining whether the terms offered by Sinopec Finance is no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company ’ s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

The calculation basis of the Proposed Annual Cap:

The Proposed Annual Cap for the one year ending 31 December 2023 is determined with reference to:

(a)	The previous transactions and amounts in respect of the provision of financial services by Sinopec Finance;

(b)	The Company’s estimate of its business scale;

(c)	The Company’s volume of transactions involving the use of financial services;

(d)

The Company obtained a number of loans (such as short-term loans and project loans) and continued to obtain discounted notes from Sinopec Finance. Due to the increase in profits over the past two years, the Company has sufficient working capital for operation and there is little demand for external financing; and

(e)

The Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. Completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company. In addition, the Company has taken into account of the initial working capital of the projects that may be put into operation in the next year, as well as the additional working capital required for the expansion of the Company’s production scale. In determining the Proposed Annual Cap, the Company has considered its working capital and external financing to meet the funding needs. The Company expects to obtain approximately RMB3 billions of project loans and approximately RMB3 billions of ordinary loans and discounted notes from Sinopec Finance for the year ending 31 December 2023. In determining the Proposed Annual Cap, the Company has estimated that the interest rates on these loans are 90% of the current interest rates issued by the PBOC.

2.6	Internal control mechanisms for the pricing of Continuing Connected Transactions

The Company has implemented the following internal control mechanisms in order to ensure that the pricing policies and terms of Continuing Connected Transactions are fair and reasonable and no less favourable than the terms provided by any independent third party:

(a)

Where the pricing for Continuing Connected Transactions is determined with reference to the prevailing market prices or market commission rates, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the same industry and provides a forecast on the trend of market prices. In the second half of every month, the finance department holds a meeting with sales department and other related departments to analyse and discuss the market conditions and propose a price adjustment draft plan for the next month. This plan will be further reviewed by the sales department and submitted to the Price Management Committee of the Company for review and approval. The finance department will be responsible for issuing and implementing the approved plan;

(b)

The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to the Continuing Connected Transactions throughout the year. The legal and contract management department of the Company reviews and examines the contracts in relation to the Continuing Connected Transactions stringently, and the contract execution department monitors the transaction amounts of the Continuing Connected Transactions in a timely manner;

(c)

The Company implements Continuing Connected Transactions in accordance with its internal control measures. The files and ledgers for Continuing Connected Transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring Continuing Connected Transactions at least once every quarter. Such personnel review and analyse the Continuing Connected Transactions ’ statements and implementation of pricing policies at least once every quarter to ensure that the transactions are conducted in accordance with the pricing policies and prepare reports on the findings regularly. The transaction prices for Continuing Connected Transactions shall be compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as providing suggestions for improvement;

(d)

The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the Continuing Connected Transactions on an annual basis. The independent non-executive Directors provide their opinions on the Continuing Connected Transactions during the periods of the reports, mainly including whether the Continuing Connected Transactions are fair and reasonable, and whether the actual transaction amounts incurred by the Continuing Connected Transactions are within the Proposed Annual Caps; and

(e)

The external auditor of the Company conducts an annual audit each year and issues its opinions as to the implementation of the Continuing Connected Transactions by the Company and whether the amounts incurred by the Continuing Connected Transactions are within the Proposed Annual Caps during the year pursuant to the requirements of the Hong Kong Listing Rules.

By implementing the above internal control measures and procedures, the Directors are of the view that the Company has established sufficient internal control measures to ensure the pricing basis of the New Framework Agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

3.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

As of the date of this announcement, Sinopec Corp. and its associates directly and indirectly hold about 50.85% of the issued share capital of the Company and are the controlling Shareholders of the Company. Sinopec Group is the controlling shareholder of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. According to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their associates are connected persons of the Company. Therefore, the transactions among the Group, Sinopec Group and Sinopec Corp. constitute continuing connected transactions of the Company. The Company must comply with the requirements of reporting, announcement and independent shareholders’ approval (if necessary) for such transactions.

As for the Major Continuing Connected Transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, the relevant applicable ratios exceed 5%. Therefore, they are subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In terms of the Continuing Connected Transactions contemplated under the Financial Services Framework Agreement, since the unsecured loan service in the financial services are based on normal commercial terms, they shall be exempted from the requirements of reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. As the relevant applicable ratios of other Continuing Connected Transactions under the Financial Services Framework Agreement exceed 0.1% but do not reach 5%, it shall comply with the reporting and announcement requirements, but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In addition, the New Framework Agreements and the Continuing Connected Transactions thereunder must comply with the requirements of non-related directors’ approval and/or independent shareholders’ approval, as well as applicable information disclosure procedures under the Shanghai Listing Rules.

4.	APPROVAL OF THE BOARD AND THE INDEPENDENT SHAREHOLDERS

At the 24th meeting of the tenth session of the Board on 10 November 2022, the Board approved the terms and execution of the New Framework Agreements and the Continuing Connected Transactions contemplated thereunder. It agreed to submit the Major Continuing Connected Transactions (including the associated Proposed Annual Caps) at the EGM for approval. Certain Directors, Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, are deemed to have an interest in such transactions and therefore abstained from voting at the meeting of the Board.

The Board (other than the members of the Independent Board Committee who will give their opinions after considering the recommendations from the IFA) is of the view that the terms of the New Framework Agreements and the Continuing Connected Transactions contemplated thereunder (including the Proposed Annual Caps) are fair and reasonable, on normal commercial terms, are entered into in the usual and ordinary course of business and in the interests of the Company and its Shareholders as a whole.

The Independent Board Committee has been established by the Company to advise the Independent Shareholders as to the Major Continuing Connected Transactions and the associated Proposed Annual Caps. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Continuing Connected Transactions. The Directors, having made all reasonable inquiries, confirm that to the best of their knowledge and belief, none of the members of the Independent Board Committee has any significant interest in the Major Continuing Connected Transactions. A letter containing the advice of the IFA will be despatched by Independent Board Committee to the H Shareholders on or around 1 December 2022. The Company will seek Independent Shareholders’ approval of the Major Continuing Connected Transactions as well as the associated Proposed Annual Caps. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

5.	DESPATCH OF H SHAREHOLDERS’ CIRCULAR

The Company has appointed the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps. A circular containing, amongst other things, details of the Major Continuing Connected Transactions, and the letters from the Independent Board Committee and the IFA will be despatched to the H Shareholders on or around 1 December 2022.

The Company will convene the EGM to approve the Major Continuing Connected Transactions as well as the associated Proposed Annual Caps. The notice of the EGM will be published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form and circular. Sinopec Corp. and its associates, having interests in the Major Continuing Connected Transactions, will abstain from voting at the EGM.

6.	GENERAL INFORMATION

The Company

Located at Jinshanwei in the southwest of Shanghai. The Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins, plastics, intermediate petrochemical products and petroleum products.

Sinopec Corp.

Sinopec Corp. is a limited liability company established in China, whose main business is the exploration and exploitation, pipeline transportation and sales of crude oil and natural gas; petroleum refining, petrochemical, chemical fiber, fertilizer and other chemical production and product sales, storage and transportation; import and export of petroleum, natural gas, petroleum products, petrochemical and other chemical products and other commodities and technologies, and import and export agency business; research, development and application of technology and information.

Sinopec Group

Sinopec Group is a limited liability company established in China, whose main business is drilling service, logging service, downhole operation service, production equipment manufacturing and maintenance, engineering construction service, water, electricity and other public engineering services and social services.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2019 EGM”	the first extraordinary general meeting of the Company in 2019 held on 10 December 2019 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“associate(s)”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688)

“Continuing Connected Transactions”	the on-going connected transactions among the Company, Sinopec Group, Sinopec Corp. and their associates in respect of (i) purchase of raw materials; (ii) sale of petroleum products and petrochemical products; (iii) agency sale of petrochemical products; (iv) provision of construction, installation and engineering design services; (v) petrochemical industry insurance services; (vi) property lease; (vii) comprehensive service; and (viii) provision of financial services; the terms of which are set out in the New Framework Agreements

“Director(s)”	the Director(s) of the Company, including independent non-executive Directors

“EGM”	the third extraordinary general meeting for 2022 to be held by the Company, for the purpose of, among other things, approving the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and Sinopec Group on 23 October 2019 in relation to the provision by Sinopec Group and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, Sinopec Group and Sinopec Corp. on 23 October 2019 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Financial Services Framework Agreement”	the financial service framework agreement entered into between the Company and Sinopec Group in relation to financial services such as loan, collection and payment, discount, settlement and entrusted loan, which the Board resolved to approve on 10 November 2022

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“IFA”	Shenwan Hongyuan Capital (H.K.) Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song, which has been formed to advise the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps

“Independent Shareholders”	Shareholders other than Sinopec Corp. and its associates

“Major Continuing Connected Transactions”	the continuing connected transactions that need to be reported and announced by the Company, as well as approved by Independent Shareholders according to the requirements of Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, specifically, the purchase of raw materials and the sale of petroleum products and petrochemical products under the New Mutual Product Supply and Sale Services Framework Agreement and the construction, installation and engineering design services under the New Comprehensive Services Framework Agreement

“New Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into among the Company, Sinopec Corp. and Sinopec Group in relation to the provision of construction, installation and engineering design services, petrochemical industry insurance services, property leasing and comprehensive services to the Company, which the Board resolved to approve on 10 November 2022

“New Framework Agreements”	the New Mutual Product Supply and Sale Services Framework Agreement, the New Comprehensive Services Framework Agreement and the Financial Services Framework Agreement

“New Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into among the Company, Sinopec Group and Sinopec Corp. in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products and the provision of sales agency services of petrochemical products, which the Board resolved to approve on 10 November 2022

“PBOC”	People’s Bank of China

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Annual Cap(s)”	In terms of the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, it refers to the proposed maximum total amount of Continuing Connected Transactions hereunder for each of the three years ending 31 December 2023, 2024 and 2025 respectively; In terms of the Financial Services Framework Agreement, it refers to the proposed maximum total amount of Continuing Connected Transactions hereunder for the year ending 31 December 2023

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC with limited liability and a subsidiary of Sinopec Group

“Sinopec Group”	China Petrochemical Corporation, a limited liability company (state-owned enterprise) incorporated in the PRC

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 10 November 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.